Gordon K. Ho. T: +1 650 843 5190 gho@cooley.com	VIA EDGAR

December 31, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

RE:	Revance Therapeutics, Inc.
Registration Statement on Form S-1
(CIK No. 0001479290)

Dear Mr. Riedler:

On behalf of our client, Revance Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2013 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on November 6, 2013 (“Draft No. 3”).

Concurrently with the submission of this letter, the Company has filed a Registration Statement on Form S-1 with the Commission (the “Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Registration Statement.

Staff Comments and Company Responses

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock Based Compensation, page 70

1. Please update the table on page 73 through the date of effectiveness. As a reminder, we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Lastly, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the table on page 76 and will continue to update the disclosures in its subsequent submissions and filings under the Securities Act as equity instruments are issued. The

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

December 31, 2013

Page Two

discussion related to the fair value of these recent awards and their impact on the Company’s financial statements is noted on page F-58 and pages 78-80 of the Registration Statement. In addition, the Company advises the Staff that it will explain any fair value variances with the estimated offering price once it is included in the filing.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

13. Convertible Preferred Stock, page F-38

2. Please disclose how the fair value of the Series E preferred stock was determined in your calculation of the $74.9 million capital contribution related to the preferred stock extinguishment.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on page F-39 to explain that the fair value of the Series E convertible preferred stock was estimated by its Board of Directors with the assistance from a third party valuation that utilized methodologies and assumptions consistent with the March 31, 2013 common stock valuation, as discussed in greater detail on pages 77 and 78 of the Registration Statement, and that the $74.9 million capital contribution was calculated based on the difference between the fair value of the newly issued shares of Series E convertible preferred stock as a result of the exchange and the carrying value of the previously outstanding shares of Series A, B-1, B-2, C-1, C-2, C-3 and D convertible preferred stock.

20. Subsequent Events (Unaudited), page F-58

3. Please disclose the fair value of the warrants at the date of issuance, and how they will be classified in your financial statements.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on page F-58 to reflect the fair value of the warrants and their classification as a liability in its financial statements at the date of issuance.

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FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

December 31, 2013

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Registration Statement or this response letter to me at (650) 843-5190 or Mark B. Weeks at (650) 843-5011.

Sincerely,

/s/ Gordon K. Ho

Gordon K. Ho

cc:	Johnny Gharib, United States Securities and Exchange Commission
L. Daniel Browne, Revance Therapeutics, Inc.
Lauren P. Silvernail, Revance Therapeutics, Inc.
Mark B. Weeks, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM